RULE 12B–1 DISTRIBUTION PLAN

Background/Regulatory Requirements

The Funds may adopt distribution plans pursuant to Rule 12b-1 under the 1940 Act, as amended (the “1940 Act”). These plans permit Funds to use their assets to finance any activity which is primarily intended to result in the sale of Fund shares pursuant to a written plan. As a condition of permitting these expenditures, the rule requires that the 12b-1 plan (the “Plan”) be approved by the Board of Trustees and a majority of the Independent Trustees. The Plan may continue in effect for more than one year only if the Board and the Independent Trustees annually approve its continuance.

In accordance with Rule 12b-1, in reviewing whether a Fund should implement or continue to the Plan, the Board of Trustees has a duty to request and evaluate, and any person who is a party to any agreement with the Fund relating to the Plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the Plan should be implemented or continued. In fulfilling their duties under Rule 12b-1, the Trustees should consider and give appropriate weight to all pertinent factors.

Policy

The Trust’s policies concerning the Plan are as follows:

➢	Annual Fee. The annual 12b-1 fee paid to the Principal Underwriter under the Plan will be calculated daily and paid monthly by each Fund or Class on the first day of each month based on the average daily net assets of each Fund or Class, as set forth in the prospectus. The Plan is a compensation plan, meaning that the fees are not tied to actual distribution expenses incurred, and the 12b-1 fees paid may exceed the expenses actually incurred.

➢	Expenses Covered by the Plan. The 12b-1 fees paid under the Plan may be used to pay for any expenses primarily intended to result in the sale of shares of the Funds and Classes (“distribution services”), including, but not limited to: (a) costs of payments, including incentive compensation, made to agents for and consultants to the Principal Underwriter, any affiliate of the Principal Underwriter or the Trust, including pension administration firms that provide distribution or related services and broker–dealers that engage in the distribution of the shares of the Funds and Classes; (b) payments made to, and expenses of, persons who engage in or provide support services in connection with the distribution of shares of a Fund or a Class, including, but not limited to, personnel of the Principal Underwriter and its affiliates, for, among other things, providing office space, equipment and telephone facilities, answering inquiries from prospective shareholders regarding the Funds, assisting prospective shareholders in completing application forms and selecting dividend and other account options, and providing any other services in connection with the distribution of shares of the Funds and Classes; (c) all payments made pursuant to any dealer agreements between the Principal Underwriter and certain broker–dealers, financial institutions and other service providers; (d) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Funds to prospective shareholders of the Funds; (f) costs involved in preparing, printing and distributing sales literature pertaining to the Funds; and (g) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Trust may, from time to time, deem advisable.

➢	Written Reports. On at least a quarterly basis the Principal Underwriter or Sub-Distribution Coordinator shall furnish to the Board a written report of the amounts expended under the Plan and the purposes for which such expeditures were made. The Principal Underwriter or Sub-Distribution Coordinator shall maintain, as appropriate, underlying documentation in support of its reporting to the Board and shall furnish it upon request to the Board.

➢	Termination. The Plan may be terminated as to any Fund or Class at any time, without penalty, by vote of a majority of the outstanding voting securities of the Fund or Class or by vote of a majority of the Independent Trustees; any dealer agreement under the Plan may be likewise terminated on not more than sixty (60) days’ written notice. The Plan will also terminate automatically in the event of its assignment, as that term is defined in the 1940 Act. Once terminated, no further payments shall be made under the Plan.

➢	Amendments. The Plan may not be amended to increase materially the amount to be spent for distribution of shares of a Fund or a Class without approval by a majority of the outstanding voting securities of the Fund or Class. All material amendments to the Plan shall be approved by a majority of the independent Trustees and by the Board as required by Rule 12b–1.

➢	Effective Date of Plan. The Plan shall take effect as to a Fund or Class at such time as it has received requisite Trustee and shareholder approval with respect to such Fund or Class and, unless sooner terminated, shall continue in effect for such Fund or Class for a period of more than one year from such date of its effectiveness only so long as such continuance is specifically approved at least annually by the Board, including the Independent Trustees.

➢	Preservation of Materials. The Board will preserve copies of the Plan, any agreements relating to the Plan and any report made pursuant to the “Written Reports” section above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Responsibility

Approving or terminating the Plan is the responsibility of the Board and of the shareholders of each Fund or of each Class. The votes cast by the Board must include a majority of the Independent Trustees and a majority of the shareholders of each Fund or of each Class.

The Distributor and Sub-Distributor are responsible for ensuring that distribution expenses paid with 12b-1 fees include only those expenditures primarily intended to result in the sale of fund shares. The Transfer Agent is responsible for calculating average assets held in shareholder accounts for purposes of paying 12b-1 fees.

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